FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                          For the month of August, 2003

                         Commission File Number:0-49888


                           Randgold Resources Limited
                 (Translation of registrant's name into English)

             La Motte Chambers, La Motte Street, St. Helier, Jersey,
                            JE1 1BJ, Channel Islands
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Registration Number 62868
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD



UPDATE ON INDICATIVE MERGER PROPOSAL

London, Friday 15 August 2003 - Following the announcement by Randgold Resources Limited ("Randgold Resources")(LSE: RRS)(NASDAQ: GOLD) on Friday 8 August that it had submitted an indicative merger proposal to Ashanti Goldfields Company Limited ("Ashanti"), Randgold Resources is pleased to note the announcement made today by the Government of Ghana, the text of which is reproduced below:

"Following the proposals presented to it in May for a merger between Ashanti Goldfields Ltd. and Anglo Gold Ltd. of South Africa, the Government of Ghana has also received indicative proposals for a merger with Randgold Resources Limited, a gold mining company based in Jersey, UK.

As previously announced, the Government has appointed a consortium led by Societe Generale to act as advisers to the Government in its capacity as a (16.9 per cent.) shareholder in Ashanti, holder of the golden share in Ashanti, and regulator of the mining industry in Ghana, and to assist the Government in arriving at a decision on the future of Ashanti Goldfields Ltd.

The Government intends to reach a decision on this matter once it has had the opportunity to consider fully, in conjunction with its advisers, both proposals and any others that may be received. In coming to its decision, the Government will be guided solely by what it considers to be in the best interests of Ghana and its people, and of Ashanti Goldfields Ltd. as a major transnational mining enterprise with its roots in Ghana.

HON. NANA AKOMEA (MP)
MINISTER OF INFORMATION"

Enquiries:

RANDGOLD
Chief Executive
Dr Mark Bristow
+44 779 775 2288

Financial Director
Roger Williams
+44 779 771 9660

Investor & Media Relations
Kathy du Plessis
+27 11 728 4701
Cell: +27 (0) 83 266 5847
randgoldresources@dpapr.com

HSBC BANK PLC
Adrian Coates/
Tim Morgan-Wynne/
Jan Sanders
+44 20 7991 8888

HSBC Bank plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Randgold Resources Limited, and no-one else in connection with the matters referred to in this document and will not be responsible to any person other than Randgold Resources Limited for providing the protections afforded to customers of HSBC Bank plc, or for advising any such person on the contents of this announcement or any transaction referred to in this announcement.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    Randgold Resources Limited


                                                    By:___/s/David Haddon___
                                                    David Haddon
                                                    Group Company Secretary

Date: 15 August 2003